Exhibit 99.1
Press Release

Infosys to Acquire Noah Consulting for US$70 Million

Bangalore – October 19, 2015: Infosys (NYSE: INFY), a global leader in consulting, technology, outsourcing and next generation services, today announced a definitive agreement to acquire Noah Consulting, LLC, a leading provider of advanced information management consulting services for the oil and gas industry. This acquisition was an all-cash deal, with an aggregate purchase consideration of US$70 million.

Noah Consulting helps upstream oil and gas companies, including super majors, independents and oil field service companies plan, architect and deploy information solutions to unlock the value of their oil and gas assets. Noah's deep domain expertise in upstream oil and gas, coupled with their tools, solution accelerators and proprietary methodologies, makes them a leader in driving strategic data management engagements. This acquisition combines Noah’s deep industry knowledge, information strategy planning, data governance and architecture capabilities with Infosys’ ability to provide technology and outsourcing services on a global scale to oil and gas clients.

Commenting on the acquisition, Rajesh Murthy, EVP and Global Head of Energy, Communications and Services, Infosys said, “The upstream oil and gas industry is facing unprecedented challenges that demand faster and better ways of achieving return on investment. This requires a well-defined and executed information and data management strategy that will allow companies to increase efficiencies across the lifecycle – from exploration to production. With this acquisition, we are uniquely positioned to offer end-to-end data management services to oil and gas companies globally.”

“Our oil and gas clients are adjusting to a new normal of lower oil prices. There is an urgency to improve the efficiency and effectiveness of their operations in a safe and reliable manner. This acquisition is part of Infosys’ strategy to bring next generation data analytics solutions to the oil and gas industry” said Sanjay Purohit, EVP and Global Head of Infosys Consulting.

John Ruddy, President of Noah Consulting said, “We are excited about the new capabilities that the combination of Noah and Infosys will bring to our clients. Together, we can effect transformational change for our oil and gas clients by using information management to integrate supply chain, safety, environmental and financial data with geoscience, engineering and other operational and technical data – an industry challenge that has never been addressed effectively. We look forward to making a difference together.”

The transaction is expected to close before the end of the third quarter of FY 2016, subject to customary closing conditions.

About Infosys

Infosys is a global leader in consulting, technology, outsourcing and next-generation services. We enable clients, in more than 50 countries, to stay a step ahead of emerging business trends and outperform the competition. We help them transform and thrive in a changing world by co-creating breakthrough solutions that combine strategic insights and execution excellence.

Visit www.infosys.com to see how Infosys (NYSE: INFY), with US$ 8.7 billion in annual revenues and 187,000+ employees, is helping enterprises renew themselves while also creating new avenues to generate value.

Safe Harbor

Certain statements in this press release concerning our future growth prospects are forward-looking statements regarding our future business expectations intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2015. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. Any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of this date. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company unless it is required by law.

For further information please contact:

Asia Pacific Sarah Gideon Infosys, India +91 80 4156 3998 Sarah_Gideon@infosys.com	EMEA Paul de Lara Infosys, UK +44 2075162748 Paul_deLara@infosys.com	Americas Cristin Balog Infosys, USA +1 (650) 320 4126 Cristin_Balog@infosys.com